E.O.

Securities and Exchange Commission
Trading and Markets



19008252

DC

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MAY 0 5 2019

# RECEIVED

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| B-24971 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2018___ AND ENDING___12/31/2018___
                                                  MM/DD/YY                                       MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaport Securities Corporation

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore P. Weisberg

(212) 482-8689
(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – if individual, state last, first, middle name)

| 275 Madison Avenue, Ste 902 | New York | NY | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, Theodore P. Weisberg _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Securities Corporation _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

Notary Public

TAWANA HALEY
Notary Public - State of New York
NO. 01HA4965322
Qualified in New York County
My Commission Expires 04/16/2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# SEAPORT SECURITIES CORPORATION

## TABLE OF CONTENTS

# HOROWITZ & ULLMANN, P.C.
## Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Seaport Securities Corporation

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Seaport Securities Corporation ("the Company") as of December 31, 2018, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Auditor's Report on Supplemental Information*

The information in Schedules number "1" through "3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Horowitz & Ullmann, P.C.*

We have served as the Company's auditor since 2009.

New York, NY
February 22, 2019

## SEAPORT SECURITIES CORPORATION
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2018

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $6,379,440 |
| Marketable securities | 2,189,090 |
| Cash-restricted | 250,000 |
| Accrued commissions receivable | 36,419 |
| Prepaid expense and other receivables | 29,758 |

**TOTAL ASSETS** $8,884,707

### LIABILITIES AND SHAREHOLDERS' EQUITY

**LIABILITIES**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 170,844 |
| Deferred taxes payable | 42,843 |

**TOTAL LIABILITIES** 213,687

**SHAREHOLDERS' EQUITY**

Capital Stock
Common share, no par value, authorized 200 shares;

| | |
|---|---|
| issued and outstanding 100 shares | 100 |
| Additional paid-in capital | 14,400 |
| Retained earnings | 8,735,963 |
| Less: common shares held in treasury | (79,443) |

**TOTAL SHAREHOLDERS' EQUITY** 8,671,020

**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** $8,884,707

See independent auditor's report and accompanying notes to financial statements.

# SEAPORT SECURITIES CORPORATION
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2018

**REVENUES**

| | |
|---|---|
| Commissions | $ 250,825 |
| Dividend and interest income | 262,176 |
| Gain on investment securities | 138,232 |
| Fee income | 370,725 |
| Total revenues | 1,021,958 |

**EXPENSES**

| | |
|---|---|
| Employee compensation | 296,134 |
| Commission expenses | 162,903 |
| Rent | 120,888 |
| Professional and registration fees | 67,942 |
| Office expense | 46,348 |
| Insurance | 42,695 |
| Clearance charges | 35,531 |
| Travel and entertainment | 34,048 |
| Payroll taxes | 16,095 |
| Telephone | 11,059 |
| Tickers and quotation service | 7,548 |
| Miscellaneous | 39,566 |
| Total expenses | 880,757 |

| | |
|---|---|
| **NET INCOME BEFORE PROVISION FOR INCOME TAXES** | 141,201 |
| **INCOME TAX EXPENSE** | 754 |
| **NET INCOME** | $ 140,447 |

See independent auditor's report and accompanying notes to financial statements.

**SEAPORT SECURITIES CORPORATION**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| Net income | $ 140,447 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Gain on investment securities | (138,232) |
| *Changes in assets and liabilities:* | |
| Decrease in money market funds | 736,179 |
| Increase in marketable securities | (384) |
| Decrease in accrued commission receivable | 5,748 |
| Increase in accounts payable and accrued expenses | 66,651 |
| Total adjustments | 669,962 |
| Net cash provided by operating activities | 810,409 |

**CASH FLOWS FROM FINANCING ACTIVITIES**

| | |
|---|---:|
| Distributions to shareholders | (76,520) |
| **NET INCREASE IN CASH** | 733,889 |
| **CASH AND CASH EQUIVALENTS** - January 1, 2018 | 5,644,512 |
| **CASH AND CASH EQUIVALENTS** - December 31, 2018 | $ 6,378,401 |

**SUPPLEMENTAL CASH FLOW INFORMATION**

| | |
|---|---:|
| Income taxes paid | $ 754 |

See independent auditor's report and accompanying notes to financial statements.

## SEAPORT SECURITIES CORPORATION
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMER 31, 2018

| | Common Stock No Par | Additional Paid-in Capital | Treasury Stock | Retained Earnings | Shareholders' Equity |
|---|---|---|---|---|---|
| Balances January 1, 2018 | $100 | $14,400 | $(79,443) | $8,672,036 | $8,607,093 |
| Net income | - | - | - | 140,447 | 140,447 |
| Distributions | - | - | - | (76,520) | (76,520) |
| Balances December 31, 2018 | $100 | $14,400 | $(79,443) | $8,735,963 | $8,671,020 |

See independent auditor's report and accompanying notes to financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Seaport Securities Corporation, a New York "S" Corporation, is a broker-dealer registered with the SEC and a member of the NYSE, FINRA, and SIPC. It offers execution services to other broker-dealers and "buy" side institutions (mutual funds, money managers, pension funds, hedge funds, banks, etc.) as well as offering discount brokerage services including online brokerage services to the general investing public.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on the securities exchange on the last business day of each month. The resulting difference between cost and market is included in income with the realized gain or loss.

Valuation of Securities:
The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

SEAPORT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Cash and Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising:
The company charges the cost of media advertising to operations in the period that the expense is incurred.

Subsequent Events:
The Company has evaluated subsequent events through February 22, 2018, the date that the financial statements were available to be issued.

3. ACCRUED COMMISSION RECEIVABLE

The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2018. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

4. CASH-RESTRICTED

Cash of $250,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

8

## 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2018, the Company's net capital exceeds such capital requirements by $7,492,498 and the ratio of aggregate indebtedness to net capital is .0281 to 1.

## 6. INCOME TAXES

The shareholders of the Company have elected to treat the corporation as an "S" Corporation for Federal and New York State tax purposes. As a result, in lieu of corporation income taxes, the stockholders are taxed on the proportionate share of the Company's taxable income. However, a provision for New York City corporation taxes has been recorded in the financial statements. The Company's income tax returns for 2015, 2016 and 2017 are subject to examination by tax authorities, generally for three years after they were filed.

The Company computes its New York City tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at December 31, 2018:

|  | Current | Deferred | Total |
|---|---|---|---|
| State and local tax expense | $754 | $0 | $754 |
|  | $754 | $0 | $754 |

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

## 7. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the year ended December 31, 2018, the Company's contribution to the pension plan was $4,300.

## 8. CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

## 9. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased on a month to month basis. Rent expense is $120,888 for the year ended December 31, 2018, which includes utilities and real estate tax.

# SEAPORT SECURITIES CORPORATION
## COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
### DECEMBER 31, 2018

Schedule "1"

| | |
|---|---:|
| **SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION** | $8,671,020 |
| Less: Nonallowable assets: | |
|     Prepaid expenses and other receivables | (29,758) |
| **TENTATIVE NET CAPITAL** | 8,641,262 |
| Capital charge on investment securities | (850,001) |
| Capital charge on undue concentration | (198,763) |
| **NET CAPITAL** | 7,592,498 |
| Less:   Minimum net capital required to be maintained ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater) | 100,000 |
| **EXCESS NET CAPITAL** | $7,492,498 |
| | |
| **AGGREGATE INDEBTEDNESS** | |
| Accounts payable and accrued liabilities | $ 213,687 |
| **6 2/3% OF AGGREGATE INDEBTEDNESS** | $ 14,244 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | .0281 to 1 |

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by Seaport Securities Corporation with the unaudited Form X-17A-5 Part II Filing as of December 31, 2018.

**SEAPORT SECURITIES CORPORATION**
**COMPUTATION FOR DETERMINATION OF**
**RESERVE REQUIREMENTS UNDER RULE 15c3-3**
**DECEMBER 31, 2018**

Schedule "2"

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2018.

Schedule "3"

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2018.

# HOROWITZ & ULLMANN, P.C.
## Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Seaport Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Seaport Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seaport Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) the Company stated that Seaport Securities Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Seaport Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Horowitz & Ullmann, P.C.*

New York, NY
February 22, 2019

14

**SEAPORT SECURITIES CORPORATION**
**EXEMPTION REPORT PURSUANT TO RULE 15C3-3**
**YEAR ENDED DECEMBER 31, 2018**

Seaport Securities Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception.

<u>Seaport Securities Corporation</u>

I, Theodore P. Weisberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President
February 22, 2019

# HOROWITZ & ULLMANN, P.C.
## Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of
 Seaport Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Seaport Securities Corporation (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Horowitz & Ullmann, P.C.*

New York, NY
February 22, 2019

| | |
|---|---:|
| Total revenue | $1,021,958 |
| Deductions: | |
|     Gain on investment securities | (138,232) |
|     Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions | (35,531) |
| Total revenue, subject to assessment | 848,195 |
| Computation of assessment: | |
|   For the year ended December 31, 2018 @.0015 | $ 1,272 |
| Less: Payments | |
|     July 2018 | (609) |
| Balance Due | $ 663 |